Exhibit 99.1

Notice of Annual Meeting of Shareholders

March 28, 2008

and

Management Information Circular

CLAUDE RESOURCES INC.

Notice of Annual General Meeting of Shareholders

TAKE NOTICE that the Annual General Meeting (the "Meeting") of the shareholders of CLAUDE RESOURCES INC. (the "Corporation") will be held at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, on Friday the 9th day of May, 2008 at the hour of 10:00 a.m. (Saskatoon time) for the following purposes:

1.	To receive and consider the report of the directors and audited consolidated financial statements for the year ended December 31, 2007, and the report of the auditors' thereon;

2.	To elect directors for the ensuing year;

3.	To appoint auditors for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Particulars of the matters referred to above are set forth in the accompanying Information Circular.

Shareholders who are unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy to Valiant Trust Company, Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, in the enclosed self-addressed envelope or to the Chairman of the Corporation at Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof.

DATED at the City of Saskatoon, in the Province of Saskatchewan, this 28th day of March, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

Josef Spross Chairman

March 28, 2008

Dear Shareholder:

It is my pleasure to invite you to attend the annual meeting of shareholders of Claude Resources Inc. (“Claude”), which will be held on Friday, May 9, 2008 in Saskatoon at the Sheraton Cavalier Hotel at the Top of the Inn at 10:00 a.m.  It is an opportunity for the Directors and Management of Claude to meet with you, our shareholders.  At the meeting, we will report to you on Claude’s performance in 2007 and our plans for the future.

Included in this package are Claude’s 2008 Notice of Meeting, Management Information Circular, a form of Proxy, and Mail List Request Form.  These materials describe the business to be dealt with at the meeting and provide you with additional information about Claude and its Directors and Executive Officers.  Please exercise your rights as shareholders either by attending the meeting in person or by using the enclosed request for voting instructions or form of proxy.

I thank you for your interest and confidence in Claude and I urge you to exercise your right to vote.

Sincerely,

CLAUDE RESOURCES INC.

Josef Spross
Chairman of the Board of Directors

CLAUDE RESOURCES INC.
Management Information Circular
For the Annual General Meeting of Shareholders
to be held on May 9, 2008

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Claude Resources Inc. (the "Corporation") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Corporation.  The information contained herein is current as of March 19, 2008, unless otherwise indicated.  The Meeting will be held at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, on May 9, 2008, 10:00 a.m. (Saskatoon time) for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders (the "Notice").  It is expected that the solicitation of proxies will be primarily by mail.  Management of the Corporation may also solicit proxies in person, by telephone, telecopier, e-mail or other electronic or telecommunication devices.  The cost of solicitation by or on behalf of management will be borne by the Corporation.

The Corporation has distributed copies of the Notice, this Information Circular and the form of proxy (collectively, the "Documents") to clearing agencies, securities dealers, banks and trust companies or their nominees ("Intermediaries"), for onward distribution to shareholders of the Corporation whose shares are held by or in the custody of those Intermediaries ("Non-Registered Shareholders").  The Intermediaries are required to forward the Documents to Non-Registered Shareholders.

The solicitation of proxies from Non-Registered Shareholders will be carried out by Intermediaries or by the Corporation if the names and addresses of Non-Registered Shareholders are provided by the Intermediaries.  The cost of solicitation will be borne by the Corporation.

Non-Registered Shareholders who wish to file proxies should follow the directions of the Intermediary with respect to the procedure to be followed.  Generally, Non-Registered Shareholders will either:

(a)	be provided with a form of proxy executed by the Intermediary, but otherwise not completed. A Non-Registered Shareholder may complete the proxy and return it directly to the Corporation; or

(b)
be provided with a request for voting instructions.  The Intermediary is required to send to the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation.  A shareholder has the right to appoint a person, who need not be a shareholder, as nominee to attend and act for such shareholder and on such shareholder’s behalf at the Meeting, other than the persons designated in the enclosed form of proxy.  A shareholder desiring to appoint some other person as a representative at the Meeting may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to Valiant Trust Company, Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, in the enclosed self-addressed envelope or to the Chairman of the Corporation at Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof.  Proxies not delivered by the time specified may not be treated as valid for purposes of the Meeting.

REVOCABILITY OF PROXIES

A shareholder may revoke a proxy:

(a)	by depositing a written notice of revocation executed by the shareholder or the shareholder’s attorney authorized in writing:

(i)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof; or
(ii)	with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)	in any other manner permitted by law.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares will be voted FOR the matters referred to in the Notice.

The enclosed form of proxy confers a discretionary authority upon the persons named therein to vote the shares represented thereby as such persons consider best with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On March 19, 2008, there were 97,112,030 common shares in the capital stock of the Corporation ("common shares") issued and outstanding.  Each Common Share carries the right to one vote.  No other voting securities of the Corporation are currently issued and outstanding.

The directors have fixed March 19, 2008, as the record date for determining shareholders entitled to receive notice of the Meeting.  A person shown as a shareholder of record as of the close of business on March 19, 2008, shall be entitled to vote the common shares registered in such person’s name on that date, except to the extent that the person has transferred the ownership of any of such person’s shares after March 19, 2008 and the transferee of those shares produces a properly endorsed share certificate(s) or otherwise establishes that the transferee owns such shares and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders for purposes of the Meeting, in which event the transferee shall be entitled to vote such shares at the Meeting.

BUSINESS TO BE TRANSACTED AT THE MEETING

This Management Information Circular contains information relating to the receipt of the Corporation’s audited consolidated financial statements, the election of directors and the appointment of auditors.

FINANCIAL STATEMENTS

It is necessary at annual meetings that the shareholders of the Corporation receive and consider the consolidated financial statements for the most recently completed fiscal year of the Corporation together with the auditors' report on such consolidated financial statements.  Reference is made to the consolidated financial statements and auditors' report with respect to the fiscal year ended December 31, 2007 which accompanies this Management Information Circular.  Receipt and review, at the Meeting, of the auditors’ report and the Corporation's consolidated financial statements will not constitute approval or disapproval of any matters referred to therein.  These audited consolidated financial statements form part of the 2007 Annual Report, copies of which may be obtained from the Corporate Secretary upon request and will be available at the Meeting.

ELECTION OF DIRECTORS

Management of the Corporation proposes to nominate, and the persons named in the accompanying form of proxy intend to vote in favour of the election, as directors of the Corporation, the persons named below.  Unless otherwise indicated, all of the nominees are now directors and have been for the periods indicated.  Each director elected will hold office until the next annual meeting or until his or her successor is elected or appointed, unless his or her office is vacated in accordance with the by-laws of the Corporation or the Canada Business Corporations Act.

Management does not anticipate that any of the proposed nominees will, at the time of the Meeting, be unable to stand for election as a director.  However, if any proposed nominee is unable to stand for election as a director, then the persons named in the enclosed proxy have the right to vote for any other alternate nominees in their sole discretion.

The persons named below are Management’s nominees to the Board of Directors of the Corporation (the “Board”):

Josef Spross, P.Eng. Age: 73 Saskatoon (SK), Canada Director since: August 3, 2006 Independent Areas of Expertise: Management Mining Governance Health & Safety
Josef Spross has extensive experience in mining and has played an important role in the development and operation of Cameco Corporation’s uranium and gold properties.  After managing the Key Lake operation for 15 years, he was appointed Vice President of Uranium Mining for Cameco in 1993. In 1995 he was appointed Vice President of Mining and in May 1996, Mr. Spross assumed the position of Executive Vice President of Kumtor Operating Company in the Kyrgyz Republic and managed the successful transition of the Kumtor Gold project from development to production. After his return to Canada in April 1997, he was appointed as Cameco’s Senior Vice President Operations and Chief Operating Officer. Mr. Spross received a Master’s degree in Mine Engineering from Clausthal-Zellerfeld University in Germany and completed a three-year post graduate studies program with the Ministry of Economics and Resources where he graduated as “Bergassessor”. At the end of 1999, Mr. Spross retired and assumed the position of President and Past President of the Saskatchewan Mining Association in February 2000 (a four-year term). He currently serves on the boards of Centerra Gold Inc. Josef became a Director of Claude Resources in 2006.

Board / Committee Membership at the date hereof:			Attendance:	Attendance (Total):	Public Board Membership During Last Five Years:
Chairman of the Board(1)			11 of 11		Centerra Gold Inc. Titan Uranium Inc.	April 3/04 - Present August 23/06 - January 16/08
Nominating Corporate Governance & Compensation Committee (committee was restructured on March 29, 2007)			2 of 2	23 of 23	100%
Nominating & Corporate Governance Committee			3 of 3
Safety, Health & Environmental Committee			3 of 3
Reserves Committee (Chair)			4 of 4
Securities Held (as at December 31 (at a market value of $1.39 per Common Share for 2007)):				Options Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2007	10,000	$13,900	20,000	60,000	$1.72	20,000	$0
2006	0	$0	N/A	10,000	$1.42	10,000	$3,000

(1) Mr. Spross is an ex-officio member of the Audit Committee and Human Resources & Compensation Committee.  Mr. Spross attended 6 of 6 Audit Committee meetings and 4 of 5 Human Resources & Compensation Committee meetings in his capacity as an ex-officio member.

Ronald J. Hicks, C.A. Age: 67 Saskatoon (SK), Canada Director since: May 9, 2006 Independent Areas of Expertise: Accounting Finance Governance Management
Ronald J. Hicks is a member of the Institute of Chartered Accountants of Saskatchewan (“ICAS”).  He joined Deloitte & Touche LLP in 1959 and was admitted to partnership in 1977 until his retirement in August 2000.  He is currently a Director, Ducks Unlimited Canada and is on the Governance Committee. In his career, he has served as director with Dickenson Mines Limited, Kam Kotia Mines Limited, Saskatchewan Government Insurance and Prairie Malt Limited.  Mr. Hicks served as Chairman of the Saskatchewan Roughrider Football Club (Saskatoon Committee), Ducks Unlimited (Saskatoon Committee), ICAS Public Practice Review and Appraisal Committee and Admissions Committee.  Ron became a Director of the Corporation in 2006.

Board / Committee Membership at the date hereof:			Attendance:	Attendance (Total):	Public Board Membership During Last Five Years:
Board			11 of 11
Audit Committee (Chair)			6 of 6
Human Resources & Compensation Committee (Chair)			5 of 5
Nominating Corporate Governance & Compensation Committee (committee was restructured on March 29, 2007)			2 of 2	30 of 30	100%
Nominating & Corporate Governance Committee			3 of 3
Safety, Health & Environmental Committee			1 of 1
Reserves Committee			2 of 2
Securities Held (as at December 31 (at a market value of $1.39 per Common Share for 2007)):				Options Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2007	59,927	$83,299	20,000	70,000	$1.72	30,000	$0
2006	10,900	$18,748	N/A	10,000	$1.75	10,000	$0

Ted Nieman, B.A., LLB Age: 57 Saskatoon (SK), Canada Director since: January 8, 2007 Independent Areas of Expertise: Law Corporate Matters Governance Financing International Business
Ted Nieman began his career with the law firm of Estey, Robertson, Muzyka, Beaumont, Barton & Bell in Saskatoon, Saskatchewan, Canada in 1973.  He spent almost 20 years with that firm and its successor firm, Robertson Stromberg, becoming a partner in 1977.  In 1993, Mr. Nieman joined Canpotex Limited (“Canpotex”), the world’s largest exporter of potash, as General Counsel and Corporate Secretary.  In 1995, he was appointed Vice President and in 2001 he was appointed Senior Vice President.  Mr. Nieman has held several senior positions in Canpotex including Chief Operating Officer (2001-2004) responsible for all Canpotex operations.  He is a current member of the Canpotex Executive Management Group, and is a member of the board of directors of all Canpotex subsidiaries and affiliates.  Mr. Nieman received his Bachelor of Arts degree in 1971 and his Bachelor of Laws degree in 1973, both from the University of Saskatchewan.  He is a member of the Law Society of Saskatchewan and the Canadian Bar Association.  Ted became a Director of the Corporation in 2007.

Board / Committee Membership at the date hereof:			Attendance:	Attendance (Total):	Public Board Membership During Last Five Years:
Board			10 of 10
Audit Committee			6 of 6
Human Resources & Compensation Committee			5 of 5
Nominating Corporate Governance & Compensation Committee (committee was restructured on March 29, 2007)			1 of 1	27 of 27	100%
Nominating & Corporate Governance Committee (Chair)			3 of 3
Safety, Health & Environmental Committee			2 of 2
Securities Held (as at December 31 (at a market value of $1.39 per Common Share for 2007)):				Options Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2007	20,000	$34,400	20,000	60,000	$1.59	20,000	$0

J. Robert Kowalishin, P.Eng.

Age: 69
Saskatoon (SK), Canada
Director since: March 20, 2007

Independent

Areas of Expertise:
Business Management
Organizational Reengineering
Strategic Planning
Health & Safety

J. Robert Kowalishin recently retired after a 42 year career with the Trane Company, a division of American Standard. He has held senior management positions in Canada and the United States, most recently District Manager of Trane's Ontario operations based in Toronto.  Previous to that, he served as Franchise Holder in Saskatoon (1972-1995), and Regional Manager responsible for Canada and North Eastern United States.  Since retirement, he has been a consultant and adviser to Trane's Leadership Development Program.  Mr. Kowalishin received his Bachelor of Science (Mechanical Engineering) from the University of Saskatchewan in 1962 and is a Life Member of the American Society of Heating, Refrigeration, and Air Conditioning Engineers and a Life Member of the Association of Professional Engineers and Geoscientists of Saskatchewan.  Bob became a Director of the Corporation in 2007.

Board / Committee Membership at the date hereof:			Attendance:	Attendance (Total):	Public Board Membership During Last Five Years:
Board Audit Committee Nominating & Corporate Governance Committee Safety, Health & Environmental Committee (Chair) Reserves Committee			9 of 9 5 of 5 1 of 1 3 of 3 2 of 2	20 of 20	100%
Securities Held (as at December 31 (at a market value of $1.39 per Common Share for 2007)):				Options Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2007	47,027	$63,368	20,000	60,000	$1.86	20,000	$0

		Raymond McKay Age: 67 La Ronge (SK), Canada Director since: May 8, 2007 Independent Areas of Expertise: Public Policy Human Resources Economic Development Business Management
Raymond McKay began his career in Alberta as an educator in 1968, retiring as a principal in 1979. He then became the Executive Director for Saskatchewan Education, Training and Employment, Northern Education Services Branch in La Ronge, SK and in 1996 he became the Deputy Minister for the Government of Saskatchewan, Northern Affairs. He recently retired as the Chief Executive Officer for Kitsaki Management Limited Partnership. Mr. McKay received numerous awards including the Educational Development Award, Keewatin Career Development Corporation, in recognition of “Dedication to the Development of Education and Training for the people of northern Saskatchewan”; the Bill Hansen Award, Interprovincial Association on Native Employment Inc. (I.A.N.E.), in recognition of “Outstanding Contribution to the Employment of Aboriginal People”; and the Commemorative Medal for the 125th Anniversary of Canadian Confederation, Government of Canada, for significant contribution to Canada, community and fellow Canadians.  Ray became a Director of the Corporation in May 2007.

Board / Committee Membership at the date hereof:			Attendance:	Attendance (Total):	Public Board Membership During Last Five Years:
Board Human Resources & Compensation Committee Nominating & Corporate Governance Committee Reserves Committee			8 of 8 4 of 5 2 of 2 2 of 2	16 of 17	94.12%
Securities Held (as at December 31 (at a market value of $1.39 per Common Share for 2007)):				Options Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2007	0	$0	20,000	60,000	$1.76	20,000	$0

		Neil McMillan Age: 56 Saskatoon (SK), Canada Director since: April 3, 1996 Not Independent Areas of Expertise: Management Health & Safety Governance Finance Strategic Planning
Neil McMillan is the President and Chief Executive Officer (CEO) of the Corporation.  He holds a Bachelor of Arts degree in History and Sociology from the University of Saskatchewan. Immediately following his graduation, he was elected to the Saskatchewan Legislature where he served a full term before moving back into the private sector. After 16 years with RBC Dominion Securities, Mr. McMillan joined the Corporation as President in 1995. Mr. McMillan also serves on the Boards of Shore Gold Inc. and Cameco Corporation.

Board / Committee Membership at the date hereof:			Attendance:	Attendance (Total):	Public Board Membership During Last Five Years:
Board (1)			11 of 11	11 of 11	100%	Cameco Corporation Shore Gold Inc.	2002 - Present June 18/03 - Present
Securities Held (as at December 31 (at a market value of $1.39 per Common Share for 2007)):				Options Held (as at December 31):
Year	Common shares	Total Market Value of Common shares	Minimum Shareholding Requirements	Number	Average Weighted Exercise Price	Total Exercisable	Value of Exercisable Options
2007	222,900	$309,831	20,000	650,000	$1.02	516,667	$209,500
2006	200,000	$344,000	N/A	800,000	$1.17	600,000	$330,000

(1) As President and CEO of the Corporation, Mr. McMillan is not a member of any Board Committee but attends meetings of all Committees by invitation, whenever possible.

DIRECTORS’ ATTENDANCE AT MEETINGS

The following tables summarize the meetings of the Board and its Committees held for the year ended December 31, 2007.

Summary of Board and Committee Meetings Held

Board of Directors	11
Audit Committee	6
Nominating & Corporate Governance Committee (1)	3
Nominating, Corporate Governance & Compensation Committee(1)	2
Reserves Committee	4
Safety, Health & Environmental (SHE) Committee	3
Human Resources & Compensation Committee(1)	5

(1) On March 29, 2007, the Nominating, Corporate Governance & Compensation Committee was dissolved and in its place the Human Resources & Compensation Committee and Nominating & Corporate Governance Committee were formed.

The Board and its Committees may conduct “in camera” sessions at which no members of Management are present.  The in camera sessions of the Board are held at such times as the Independent Directors or the Chairman of the Board determine advisable.  The in camera sessions are intended not only to encourage the Board and its Committees to fully and independently fulfill their mandates, but also to facilitate the performance of their fiduciary duties on behalf of shareholders of the Corporation.

Directors Attendance at Annual Meeting

The Corporation encourages Board members to attend the Annual Meeting.  At the last Annual Meeting held on May 8, 2007, all of the Board members attended.

APPOINTMENT OF AUDITORS

The Audit Committee and the Board of Directors of the Corporation recommend the reappointment of KPMG LLP Chartered Accountants as auditors of the Corporation.  KPMG LLP Chartered Accountants were first appointed auditors in 1993.  The persons named in the enclosed form of proxy intend to vote FOR the reappointment of KPMG LLP Chartered Accountants as auditors of the Corporation, to hold office until the next annual general meeting of the shareholders, at a remuneration to be approved by the Audit Committee and the Board.

Auditor’s Fees

The aggregate fees for professional services rendered by KPMG LLP for the 2007 and 2006 fiscal years are shown in the table below:

	2007	2006
Audit fees	$178,250	$110,500
Audit related fees(1)	15,000	7,000
Tax fees(2)	15,000	14,430
Total	$208,250	$131,930

(1) Audit related fees are comprised of KPMG LLP services in respect of accounting consultations regarding financial accounting and reporting standards (2007) and Sarbanes-Oxley 404 scoping project (2006).
(2) Tax fees are comprised of KPMG LLP services in respect of tax compliance and tax planning.

Pre-Approval Policies & Procedures

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services.  The policy prohibits the Corporation from engaging the auditor for “prohibited” categories of non-audit services.

SHAREHOLDER PROPOSALS

The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting of the Corporation proposes to raise at the 2009 annual meeting of the Corporation, expected to be held in May, 2009, is February 8, 2009.

CORPORATE GOVERNANCE

The Corporation, its Board and Management are committed to the highest standard of corporate governance.  The Board, through its Nominating & Corporate Governance Committee continually evaluates and enhances the Corporation’s corporate governance practices by monitoring regulatory developments in Canada and the United States affecting corporate governance and transparency of public company disclosure.

As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”), the Corporation complies with the applicable regulatory requirements concerning corporate governance in both Canada and the United States.

In Canada, the Corporation complies with corporate governance rules of the Canadian securities regulatory authorities in all of the provinces of Canada.  The Corporation  discloses its corporate governance practices in accordance with National Instrument 58-101 (“NI 58-101”) in reference to the benchmarks set out in National Policy 58-201 “Corporate Governance Guidelines”.

In the United States, the Corporation is required to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules adopted by the United States Securities Exchange Commission (“SEC”) pursuant to that Act, as well as the governance rules of the AMEX, in each case as applicable to a foreign private issuer.
To comply with the applicable corporate governance standards and achieve those best practices, the Board has adopted “Corporate Governance Principles”, “Codes of Conduct”, and Board and Committee Charters.  All governance related documents.

In accordance with NI 58-101, the Corporation annually discloses information relating to its system of corporate governance.  Details of the Corporation’s corporate governance practices are described in Appendix A to this Information Circular.  Furthermore, in accordance with the requirements of NI 58-101, the text of the Board’ Charter is attached as Appendix B.

COMMITTEE REPORTS

The Board has established five Committees to assist in exercising its responsibilities:  the Audit Committee, the Human Resources & Compensation Committee, the Nominating & Corporate Governance Committee, the Safety, Health & Environmental Committee, and the Reserves Committee.  Each Committee has provided a report below which describes the composition of the Committee, its responsibilities and key activities.

Audit Committee

The Board has determined that all of the members of the Audit Committee are independent directors under applicable laws, rules and regulations in Canada and the United States.  The Board has determined that each member of the Audit Committee is “financially literate” within the meaning of the rules of the Canadian securities regulatory authorities in all of the provinces of Canada relating to audit committees and the corporate governance standards of the AMEX.  The Board has determined that Ronald J. Hicks (Chair) qualifies as an “audit committee financial expert” as defined by rules of the SEC.

This Committee is responsible for assisting the Board in its oversight of the integrity of the Corporation’s financial statements, the qualifications, performance and independence of the external auditor, KPMG LLP, the adequacy and effectiveness of internal controls, and compliance with legal and regulatory requirements.  The Committee has the authority to retain and set the compensation of independent counsel and other external advisors as it deems necessary at the expense of the Corporation.

The Committee is responsible for recommending the appointment and revocation of appointment of the external auditor and for recommending the external auditor’s remuneration.  The Committee is directly responsible for the oversight of the work of the external auditor, including resolution of differences between management and the external auditor regarding financial reporting.  It has sole authority to approve all audit engagement fees and terms, as well as the provision of any legally permissible non-audit services provided by the external auditor, and has established policies and procedures for the pre-approval of audit and legally permissible non-audit services.  The Committee is responsible for reviewing the independence and objectivity of the external auditor, including reviewing any relationships between the external auditor and the Corporation that may affect the external auditor’s independence and objectivity.  The Committee is also charged with reviewing with the external auditor any audit issues and management’s response.  The Committee has the authority to communicate directly with the external auditors.

Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation’s financial statements and for maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations.  The external auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the Corporation’s annual financial statements.  The Committee is responsible for reviewing the adequacy and effectiveness of these activities.

In addition, the Committee has established procedures for the receipt and resolution by the Corporation of complaints concerning accounting, internal accounting controls or auditing matters, as well as procedures for the confidential and anonymous submission by employees of concerns regarding accounting or auditing matters.

For further information relating to the Audit Committee and the Corporation’s external auditor, please refer to the section entitled “Audit Committee” in the Corporation’s annual information form dated March 28, 2008, which has been filed with securities regulators on SEDAR at www.sedar.com.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate.  The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2007.  The Committee met six times this year and its key activities are summarized below:

•
reviewed and discussed with Management the quarterly financial statements and reviewed and discussed with Management and KPMG LLP the annual audited financial statements during the year ended December 31, 2007;

•
recommended for approval by the Board the quarterly unaudited financial statements, the audited financial statements for the year ended December 31, 2007, earnings releases on quarterly and annual results, the 2007 Annual Information Form, the 2007 Annual Report, the 2008 Information Circular and the Corporation’s annual report on Form 40-F for the year ended December 31, 2007, to be filed with the SEC.  The Committee’s recommendations were based on the reports and discussions described in this report and subject to the limitations on the role and responsibilities of the Committee in its charter;

•
discussed with KPMG LLP their responsibilities in performing an integrated audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and the design of the audit.  The objectives of the audit are to express opinions on the fairness of the presentation in the Corporation’s consolidated financial statements and on the effectiveness of the Corporation’s internal control over financial reporting;

•
discussed with KPMG LLP matters arising from the audit that are required to be discussed by Canadian generally accepted auditing standards, and by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended and adopted by the PCAOB;

•
received the written disclosures and the letter from KPMG LLP required by Canadian generally accepted auditing standards, and by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as adopted by the PCAOB, which disclose all relationships between the Corporation and its related entities and the external auditor and its related entities that, in the external auditor’s judgment, may reasonably be thought to bear on its independence, and which confirm the independence of KPMG LLP from the Corporation.  In connection with its assessment of the independence of the external auditor, the Committee has discussed with KPMG LLP that firm’s independence;

•
as part of its oversight responsibility, the Committee requires that management implement and maintain appropriate internal control procedures, including internal control over financial reporting.  During the year, the Committee reviewed and monitored the Corporation’s compliance with the certification and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	met twice with KPMG LLP without Management present to discuss and review specific issues as the Committee deemed appropriate;
•	reviewed the results of an evaluation of the performance of KPMG LLP;
•	approved policies and procedures for the pre-approval of services to be performed by KPMG LLP. These encompass all engagements of the external auditor;
•
pre-approved all engagements with the external auditor, KPMG LLP, reviewed the scope of the annual audit examination, received summaries of observations and recommendations regarding accounting and reporting matters arising from their  year-end audit, and approved all fees of KPMG LLP;

•	reviewed the short-form prospectus relating to the issuance of securities by the Corporation in April 2007;
•	received regular updates from Management on changes to accounting standards.

This report has been adopted and approved by the members of the Audit Committee.

Members:   Ronald J. Hicks (Chair), Ted Nieman, J. Robert Kowalishin.

Human Resources & Compensation Committee

On March 29, 2007 the Human Resources & Compensation Committee was established when the Nominating, Corporate Governance and Compensation Committee was dissolved and divided into two separate committees.  The Committee is composed solely of independent directors.

This Committee is responsible for advising the Board on compensation and human resources principles, as well as related policies, programs and plans designed to achieve the strategic goals and financial objectives of the Corporation.  The Board approves the President and Chief Executive Officer’s compensation based on the recommendation of the Committee.  The Committee also makes recommendations to the Board on the compensation of executive management, including those whose compensation is set forth in the Committee’s Report on Executive Compensation.  The Committee recommends the amount of compensation for the President and Chief Executive Officer on the basis of the Committee’s assessment of the President and Chief Executive Officer’s performance, and for each senior manager on the basis of the assessment and recommendation by the President and Chief Executive Officer.  The Committee also reviews and approves succession plans, leadership development and executive compensation disclosure.

The Board recognizes the importance of appointing to the Committee knowledgeable and experienced individuals who have the background in executive compensation necessary to fulfill the Committee’s obligation to the Board and Shareholders.  All of the Committee members have  experience in the area of executive compensation through their experience as senior leaders in large and complex organizations.  The Committee has a detailed annual work plan which is reviewed and updated annually.

The Committee recognizes that independence from management is fundamental to its effectiveness in managing executive compensation programs.  At each of its meetings the Committee was given the opportunity to hold an “in-camera” session without Management present.

Independent Advice

The Committee has sole authority to retain and approve the fees of any independent compensation consultant to assist in determining compensation for executives of the Corporation.  The Committee currently engages the services of an independent compensation consultant from AON Consulting Inc. to provide advice and counsel on executive compensation matters and the Chair of the Committee has direct access to the independent consultant.  During 2007 the fees paid to AON Consulting Inc. for their services amounted to $27,459.

Annually, the Committee reviews its Charter and its effectiveness in fulfilling its mandate.  The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2007.  The Committee met five times in 2007 and its key activities are summarized below:

•
reviewed the overall approach to compensation, including program design, policies and plans and reviewed and adopted the report from AON Consulting Inc. on the compensation program for executive management including the Chief Executive Officer, to validate that the compensation for executive management is competitive;

•	reviewed and recommended to the Board base salary changes, short-term incentive awards and long-term incentive awards for the Chief Executive Officer and senior vice-presidents;
•	reviewed the succession plans for the executive management to ensure effective leadership development is in place;
•
reviewed and approved executive compensation disclosure included in this circular.  Evolving disclosure best practices and requirements were considered by the Committee resulting in enhancements to the annual disclosure;

•
reviewed the target award levels, weighting of performance objectives, and individual and corporate performance measures under the Short-Term Incentive Plan and approved changes to the target award levels for implementation in 2008;

•	reviewed the annual performance of the Chief Executive Officer;
•	submitted its recommendations regarding these matters to the Board for approval.

This report has been adopted and approved by the members of the Human Resources & Compensation Committee.

Members:  Ronald J. Hicks, CA (Chair), Ted Nieman, Raymond McKay.

Nominating & Corporate Governance Committee

On March 29, 2007, the Nominating & Corporate Governance Committee was established when the Nominating, Corporate Governance & Compensation Committee was dissolved and divided into two separate committees.  The Committee is comprised solely of independent directors.

The Committee is responsible for establishing the Corporation’s corporate governance policies and practices, identifying individuals qualified to become members of the Board, reviewing the composition of the Board and its Committees and monitoring compliance with the Corporation’s Code of Ethics.

The Committee establishes and recommends to the Board the qualifications and attributes that individuals should have in order to be nominated for election or re-election as a corporate director.  The Committee reviews the appropriateness of both the Board’s current size and its composition as a whole.

The Committee recognizes that independence from Management is fundamental to its effectiveness.  At each of its meetings the Committee was given the opportunity to hold an “in-camera” session without Management present.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate.  The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2007.  The Committee met three times this year and its key activities are summarized below:

•
the Committee continuously reviews the current Board and Committee demographics with a view to assessing potential Director candidates.  As a result three new Board members were added in 2007 - Messrs. Nieman, Kowalishin and McKay;

•	the Committee met separately from the Board to review and approve a certain share issuance in order to ensure independence;
•	the Committee reviewed and updated the Corporation’s Code of Ethics and Conflicts of Interest Reports.

This report has been adopted and approved by the members of the Nominating & Corporate Governance Committee.

Members:  Ted Nieman (Chair), Josef Spross, Ronald J. Hicks, Raymond McKay

Safety, Health & Environmental Committee

This Committee is responsible for the review of environmental, health, and safety policies and programs, to oversee the Corporation’s environmental, health and safety performance, to monitor current and future regulatory issues and to make recommendations, where appropriate, on significant matters in respect of environmental and health and safety matters to the Board.

The Committee is comprised solely of independent directors.  At each of its meetings, the Committee was given an opportunity to hold an “in-camera” session without Management present.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate.  The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2007.  The Committee met three times this year and its key activities are summarized below:

•	collaborated with management and leadership in development of best practices to instill safety as a core value at the Corporation;
•	monitored development and implementation of a comprehensive, formal, documented Health and Safety Management program;
•	monitored the progress in development and implementation of a comprehensive, formal, documented Environmental Management program;
•	assisted management in assessment and review of various ventilation and air quality issues;
•	monitored all Health and Safety and Environmental incident reports, Occupational Health & Safety meeting minutes, and inspection reports;
•	monitored all Saskatchewan Labour and Saskatchewan Environment reports and publications relevant to the Corporation’s operations.

This report has been adopted and approved by the members of the Safety, Health & Environmental Committee.

Members:  J. Robert Kowalishin (Chair), Josef Spross, Ted Nieman.

Reserves Committee

This Committee is responsible for:  the annual review and evaluation of the Corporation’s petroleum and natural gas reserves; the annual review of the Corporation’s mineral reserves and resources; the integrity of the Corporation’s reserves evaluation and reporting system; the Corporation’s compliance with legal and regulatory requirements related to reserves evaluation, preparation and disclosure; the qualifications and independence of the Corporation’s independent engineering consultants; the adequacy of performance of the Corporation’s independent engineering consultants; and the business practices and ethical standards of the Company in relation to the preparation and disclosure of reserves.

The Committee is comprised solely of independent directors.  At each of its meetings, the Committee has the opportunity to hold an “in-camera” session without Management present.

Annually, the Committee reviews its Charter and its own effectiveness in fulfilling its mandate.  The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2007.  The Committee met four times in 2007 and its key activities are summarized below:

•	review of the Corporation’s oil & natural gas production and resources;
•	review of the Seabee - production and resources;
•	review the increase of the reserve and resource base of Seabee and surrounding projects.

This report has been adopted and approved by the members of the Reserves Committee.

Members:  Josef Spross (Chair), J. Robert Kowalishin, Raymond McKay.

COMPENSATION AND OTHER INFORMATION

Directors’ Compensation

The Human Resources & Compensation Committee (referred to in this section as the “Committee”) reviews director compensation every year and recommends updates to the Board for approval when considered appropriate or necessary to recognize the workload, time commitment and responsibility of Board and committee members and to remain competitive with director compensation trends of the Corporation’s peer group.  To do so, the Committee uses industry comparative data and may, from time to time, retain independent external consultants to assist in reviewing director compensation.

The annual compensation for non-employee directors for their service on the Board is as follows:

Annual Retainer:	Chairman of the Board - $25,000; Chairman of the Audit Committee - $20,000; Chairman of all other Committees - $17,500; Director - $15,000.

Attendance fees:	$1,000 for each Board meeting;
$1,000 for each Committee meeting, other than the Audit Committee;
$1,500 for each Audit Committee meeting;
Where there is more than one meeting on the same day as a Board meeting, certain attendance fees are reduced.

Stock Option Award:	10,000 fully-vested common shares for each director as of January 1 of each year, or upon appointment; 50,000 common shares vesting over four years for each director upon appointment.

The following table shows the compensation paid to the Corporation’s non-employee directors for the year ended December 31, 2007.

2007 Directors’ Compensation
Name	Board Retainer Fees	Attendance Fees	Option Awards(1)	Other Fees	Total Fees
	($)	($)	($)	($)	($)
Josef Spross	28,379	32,000	30,535	-	90,914
Ronald J. Hicks	22,129	24,875	30,535	-	77,539
Ted Nieman	16,288	22,000	28,233	-	66,521
J.Robert Kowalishin	13,329	15,750	30,294	-	59,373
Raymond McKay	9,725	13,000	26.038	-	48,763
Jon MacNeill(2)	6,223	4,982	20,356	12,500	44,061
Robert Termuende(3)	3,292	2,250	20,356	-	25,898

(1) Amounts shown reflect amounts of Stock Option Awards recognized in 2007 for financial statement reporting purposes using the Black-Scholes option-pricing model.  Refer to Note 15 of the Corporation’s Consolidated Financial Statements for a discussion of assumptions made in the valuation of the Stock Option Awards.
(2) Mr. MacNeill, who resigned from the Board of Directors effective May 31, 2007, was paid additional fees totalling $12,500 which related to a special assignment regarding oil and gas operations.
(3) Mr. Termuende retired from the Board effective March 20, 2007.

Director options are summarized in the following table:

Name	Options exercised during fiscal 2007 (#)	Aggregate value Realized upon exercise ($)(1)	Unexercised options at December 31, 2007 Exercisable/ Unexercisable (#)	Value of unexercised in-the-money options at December 31, 2007 Exercisable/ Unexercisable ($)(2)

Josef Spross	10,000	1,400	20,000/40,000	-/-
Ronald J. Hicks	-	-	30,000/70,000	-/-
Ted Nieman	-	-	20,000/60,000	-/-
J. Robert Kowalishin	-	-	20,000/60,000	-/-
Raymond McKay	-	-	20,000/60,000	-/-

(1) Aggregate Value Realized Upon Exercise is the difference between the fair market value of the Corporation’s shares on the exercise date and the exercise price of the option.
(2) Value of Unexercised In-The-Money Options at December 31, 2007 is equal to the product of the difference between the exercise price of the options and of the fair market value of the Corporation’s shares on December 31, 2007, which was $1.39 per share, and the number of unexercised options held by each Director.

SHARE OWNERSHIP GUIDELINES

To encourage alignment of the interests of the directors and the shareholders, each director is expected to own, or acquire within three years of becoming a director, at least 20,000 common shares of the Corporation.  This policy became effective January 1, 2007.

EXECUTIVE COMPENSATION DISCUSSION & ANALYSIS

Compensation policies and programs are designed to focus on shareholder return.  Our objective is to attract, motivate and retain the highest quality executives. The executive compensation program and its various components are constructed to reflect market practices.  Several components of this compensation vary with results, aligning executive interests with the interests of the Corporation’s shareholders.  The executive compensation is also designed to provide an incentive to executives to achieve other objectives in a matter consistent with the strategic plan.

The compensation package for executive officers, including the Chief Executive Officer, has three primary elements: i) annual base salary; ii) short-term incentive; and iii) long-term incentive.  Executives also participate in certain other benefits, such as general health, life and disability insurance plans, most of which are available to all salaried employees.  The base salary reflects the value an individual brings to the Corporation on an everyday basis.  The short-term incentive is designed to reward achievements during a given year, and the long-term incentive serves to drive performance that reflects shareholder interests and provides rewards commensurate with investor returns.

The Committee considers a broad range of factors when setting compensation for executive management, including but not limited to, market data, individual performance and corporate performance.  Importantly, the Committee does not rely solely on the compensation data provided by its independent advisors to determine appropriate compensation levels.

The following table outlines the Corporation’s current mix of executive compensation components:

Executive Level	Base Salary	Short-Term Incentive	Long-Term Incentive	Percentage of Total Compensation at Risk
President & Chief Executive Officer	47%	24%(1)	29%	53%
Senior Executive	57%	20%(2)	23%	43%

(1) For the President and Chief Executive Officer, individual performance and corporate performance is weighted at 25% and 75%, respectively.
(2) For senior executives, individual performance and corporate performance is weighted at 35% and 65%, respectively.
In determining the appropriate compensation mix, consideration is given to the proportion of pay that should be at risk, based on the executive’s ability to affect the Corporation’s results, as well as the compensation mix for similar positions in the Corporation’s comparator groups.  The increase in the variable component is consistent with companies challenged in the areas of cash flow, enabling the Corporation to pay a higher level of total cash compensation as cash flow results are achieved.

Base Salary

The base salary provides an executive with basic compensation and reflects individual responsibility, knowledge and experience, market competitiveness and the contribution expected from each individual.  Each year, the Committee compares each executive officer’s salary with the base salaries for similar positions in the comparator group, and recommends appropriate adjustments, as needed.

After reviewing an analysis of the compensation levels among the comparator group provided by AON Consulting Inc. and considering the Corporation’s performance and the performance of each of the Executive officers, the Board concluded on recommendation of the Human Resources & Compensation Committee that adjustments to the 2007 salaries were required.  The base salary and adjusted base salary for the Executive Officers are set forth in the table below:

Name and Position	Adjusted Base Salary (1) (% increase)	Base Salary
Neil McMillan President & Chief Executive Officer	$220,000 (37.5%)	$160,000
Richard Johnson Chief Financial Officer & VP Finance	$160,000 (33.3%)	$120,000
Philip Ng Vice President Mining Operations	$133,000 (10.8%)	$120,000

(1) Base salaries adjusted effective July 1, 2007.

Short-Term Incentive

Short-term incentive compensation is based on annual results.  The short-term incentive ensures that a significant portion of an executive’s compensation varies with actual results in a given year, while providing financial incentives to executives to achieve short-term financial and strategic objectives.  The short-term incentive communicates to executives the key accomplishments the Committee wishes to reward and ensures that overall executive compensation correlates with Corporate objectives.  The short-term incentive component is structured to reward not only increased value for shareholders but also performance with respect to key operational factors and non-financial goals important to long-term success.

Long-Term Incentive

The long-term incentive component of executive compensation is designed to ensure commonality of interests between management and shareholders.  This is accomplished by connecting shareholder return and long-term compensation, motivating executives to achieve long-range objectives that directly benefit shareholders.

Stock options reward executives for growth in the value of Company stock over the long term.  This is the high risk, high-return component of the executive total compensation program because stock options deliver value to an executive only if the share price is above the grant price.

President and Chief Executive Officer Performance and Compensation

The Committee considers a number of factors in determining the appropriate level of competitive compensation for the President and Chief Executive Officer.  These include the Corporation’s performance against approved objectives and compensation practices of the comparator group.

The President and Chief Executive Officer participates in the same compensation programs as other executives of the Corporation.  Details of these programs are described on pages 18 to 19 of this Management Information Circular.  In setting total compensation levels for the President and Chief Executive Officer, the Corporation defines total direct compensation as the aggregate of base salary, short-term incentive and long-term incentive.

Each year, the Board establishes the President and Chief Executive Officer’s key objectives, financial goals and other corporate priorities for the following fiscal year.  For fiscal 2007, the Committee established the President and Chief Executive Officer’s performance objectives based on financial results, increased reserves and resource ounces and improved investor perception (share price to outperform comparator group and the development and implementation of certain Management systems).

The Committee reviewed the President and Chief Executive Officer’s performance against the financial objectives and corporate priorities established for the year.  Mr. McMillan’s base salary was reviewed by the Committee and the Board and no changes were made at this time.  To recognize Mr. McMillan’s performance in 2007, the Committee recommended and the Board approved an annual short-term incentive payout in the amount of $15,000.  Based on Mr. McMillan’s sustained and expected future contribution to the long-term success of the Corporation and to ensure that his compensation is directly linked to long-term shareholder value creation, Mr. McMillan received stock options having a Black Scholes value of $15,000 (24,400 common share options at an exercise price of $1.27).

To stress-test the effectiveness of the Corporation’s pay-for-performance approach and ensure it is delivering the desired outcomes, the Committee reviewed various scenarios of future Corporate performance and how these potential outcomes would impact the President and Chief Executive Officer’s current equity based awards.  This process considered the range of possible values of these awards over three years of exceptional corporate performance and the considerably lower value that could result from relatively poor performance.  The Committee concluded that the awards granted to Mr. McMillan in 2007 would appropriately link pay to performance.

The Committee believes Mr. McMillan’s interests are well aligned with those of shareholders.

The Executive Compensation Discussion and Analysis and Report on Executive Compensation is presented by the Committee, composed of:

Members:  Ronald J. Hicks, CA (Chair), Ted Nieman, Raymond McKay.

The following table sets forth the compensation for the Chief Executive Officer, the Chief Financial Officer, and the other most highly compensated Executive Officers (collectively the “Named Executive Officers”) for the year ended December 31, 2007 and for each of the preceding two years:

		Annual Compensation			Long-Term Compensation
					Awards
Name and Principal Position	Year	Salary ($)	Short-Term Incentive ($)	Option(5) Awards ($)	Securities Under Options Granted(6) (#)	All Other Compensation ($)	Total
N. McMillan President & CEO	2007	189,871	15,000	15,000	Nil	8,513	228,384
	2006	160,000	60,000	45,725	200,000	10,726	276,451
	2005	160,000	Nil	Nil	Nil	2,103	162,103
R. Johnson(1) V.P. Finance & CFO	2007	142,940	10,000	10,000	Nil	7,558	170,498
	2006	120,000	45,000	22,864	100,000	8,925	196,789
	2005	101,400	Nil	Nil	Nil	1,527	102,927
P. Ng(2) V.P. Mining Operations	2007	129,516	10,000	10,000	Nil	6,463	155,979
B. Groves(3) V.P. Corporate Development	2007	138,804	Nil	Nil	Nil	2,885	141,689
	2006	120,000	45,000	22,864	100,000	3,135	190,999
	2005	20,000	Nil	Nil	100,000	Nil	72,550
J. Stoeterau(4) V.P. Exploration	2007	141,057	Nil	Nil	100,000	4,203	145,260

(1) Mr. R. Johnson was first appointed CFO on February 28, 2004.
(2) Mr. P. Ng was first appointed V.P. Mining Operations on January 8, 2007.
(3)  Mr. B. Groves resigned as an officer of the Corporation on October 1, 2007.  He was first appointed V.P. Corporate Development on November 1, 2005.
(4)  Ms. J. Stoeterau resigned as an officer of the Corporation on December 31, 2007.  She was first appointed V.P. Exploration on January 8, 2007.
(5) Amounts shown reflect amounts of Stock Option Awards recognized in 2007 for financial statement reporting purposes using the Black-Scholes option-pricing model.  Refer to Note 15 of the Corporation’s Consolidated Financial Statements for a discussion of assumptions made in the valuation of the Stock Option Awards.
(6)  The amounts shown were awarded in the fiscal year indicated to award performance for the prior fiscal year or for recruitment purposes.

The Corporation does not have any written employment contracts in place with its Named Executive Officers.

Named Executive Officer options are summarized in the following table:

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2007 (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money ($) Exercisable/Unexercisable
N. McMillan	-	-	516,667 / 133,333	209,500 / 32,000
R. Johnson	-	-	123,333 / 66,667	38,700 / 16,000
P. Ng	-	-	150,000 / 50,000	- / -
B. Groves	-	-	133,333 / -	59,000 / -
J. Stoeterau	-	-	103,334 / -	3,400 / -

The following table summarizes outstanding equity awards as at December 31, 2007.

2007 Outstanding Equity Awards
Name	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercisable Option (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date
Neil McMillan	50,000	-	1.32	December 15, 2008
	200,000	-	1.30	July 26, 2009
	200,000	-	.53	December 27, 2011
	200,000	133,333	1.15	January 1, 2016
Rick Johnson	50,000	-	1.80	January 6, 2008
	30,000	-	.53	December 27, 2011
	10,000	-	.90	November 29, 2012
	100,000	66,667	1.15	January 1, 2016
Philip Ng	200,000	50,000	1.65	December 8, 2016
Brian Groves	100,000	-	.88	October 1, 2010
	33,333	-	1.15	October 1, 2010
Judy Stoeterau	10,000	-	1.05	March 31, 2008
	60,000	-	1.65	March 31, 2008
	33,334	-	1.59	March 31, 2008

 (1)  Vesting date remaining is January 1, 2008 and 2009.

Other than those options granted in 2008 for 2007 long-term incentive awards, there were no options granted during the most recently completed financial year.

The following table discloses the particulars of securities issued under equity compensation plans as of December 31, 2007.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options(1), Warrants and Rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(2)
Equity compensation plans approved by security holders	3,636,667	$1.27	5,093,099
Equity compensation plans not approved by security holders	-	-	-
Total	3,636,667	$1.27	5,093,099

(1)  All securities under option are common shares.
(2) The aggregate number of shares that may be issued pursuant to the Option Plan may not exceed 8,729,766.  As at December 31, 2007, there were 5,093,099 options remaining available for issuance under the Option Plan and other compensation arrangements.

MANAGEMENT STOCK OPTION INCENTIVE PLAN

The purpose of the Management Stock Option Incentive Plan (the “Plan”) is to provide an incentive for directors, officers, key employees and consultants of the Corporation to directly participate in the Corporation's growth and development by providing them with the opportunity through options on common shares to acquire an increased financial interest in the Corporation.

The Human Resources & Compensation Committee believes that granting of options is an effective way to support the achievement of the Corporation’s long-term performance objectives, ensure executive and employee commitment to the longer term interests of the Corporation and its shareholders, and provide compensation opportunities to attract, retain and motivate employees critical to the success of the Corporation.

The maximum number of common shares available for option under the Plan is 9% of the Corporation’s common shares outstanding.  The number of common shares issuable to insiders, at any time, under all security based compensation arrangements, shall not exceed 10% of issued and outstanding common shares.  Also, the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding common shares.  The number of common shares issuable to non-executive directors, at any time, under all security based compensation arrangements, shall not exceed 1% of issued and outstanding common shares.  Also, the number of common shares issued to non-executive directors, within any one year period, under all security based compensation arrangements, cannot exceed 1% of issued and outstanding common shares.  Further, the number of common shares issuable to any Optionee, at any time, under all security based compensation arrangements, shall not exceed 5% of issued and outstanding common shares.

The exercise price of the options granted is fixed by the Board at the time of grant.  The exercise price shall be deemed to be the closing price at which board lots of the Corporation’s common shares were traded on the Toronto Stock Exchange on the day preceding the date on which the option is granted - or if no board lots are traded on such a day then the previous five day weighted average of board lot trading prices.

Options are non-assignable and have a term of 10 years and vest at the rate of one-third per year, beginning on the grant date.  Under the Plan, if an employee’s employment ceases by reason of death or retirement all vested options will be exercisable for three years following the termination date.  If a director’s service ceases by disability, death or retirement all vested options will be exercisable for one year (unless otherwise approved by the Board).  If employment ceases as a result of just cause then any option granted will terminate at the time of termination of employment.  In all other cases of cessation of employment options will remain exercisable for the 90 days immediately following the participants termination date.

The Board may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of shareholders or any governmental or regulatory body.  Without limiting the generality of the foregoing, the Board may at any time make the following amendments to the Plan: i) -amendments which are of a housekeeping nature, including any amendment required to cure any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan; ii) a change to the vesting provisions of any option or the Plan; iii) a change to the termination provisions of the Plan or any option, whether or not such option is held by an insider, so long as that change does not entail an extension beyond the original expiry date; iv) the addition or modification of a cashless exercise feature, payable in cash or securities, which provides for a full deduction in the number of underlying securities from the Plan reserve; v) the addition of a financial assistance provision; vi) a change to a financial assistance provision; vii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); and viii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).  Amendments to the Plan may be made in accordance with the provisions herein, provided that such amendment may not, without the consent of the optionee, adversely affect or impair any option previously granted to any optionee under the Plan.

EMPLOYEE SHARE PURCHASE PLAN

The purpose of the employee share purchase plan (“ESPP”) is to assist participating employees of the Corporation to purchase common shares by having the Corporation contribute to the ESPP in accordance with the terms of the ESPP.

Full time employees that are not a director or officer of the Corporation and are not participating in the Plan discussed above and have completed at least six months employment with the Corporation and those participating in the Plan that do not have options for more than 25,000 shares vested under the Plan, may elect to participate in the ESPP.  Should the vested options of an employee that participates in the Plan exceed the above amount at any time during a calendar year, the employee will be allowed to participate in the ESPP until the end of that calendar year.

Each participant may elect to contribute up to 5% of his or her basic salary.  The Corporation contributes common shares in an amount equal to 50% of even whole shares of the participant's designated contribution as determined at period end.  This issue price for common shares purchased under the ESPP is based on a weighted average market price of the commons shares on the TSX.

The maximum number of common shares available for issue under this Plan shall be 10% of the Corporation’s common shares outstanding. The number of common shares is issuable to insiders, at any time, under all security based compensation arrangements, shall not exceed 10% of the issued and outstanding common shares.  Also, the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding common shares. The number of common shares issuable to non-executive directors, at any time, under all security based compensation arrangements, shall not exceed 1% of issued and outstanding common shares.  Also, the number of common shares issued to non-executive directors, within any one year period, under all security based compensation arrangements, cannot exceed 1% of the issued and outstanding common shares.

The Board of Directors of the Corporation may amend, suspend or terminate the ESPP, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of shareholders or any governmental or regulatory body.

Without limiting the generality of the foregoing, the Board may at any time make the following amendments to the ESPP: i) amendments which are of a housekeeping nature, including any amendment required to cure any ambiguity, error or omission in the ESPP or to correct or supplement any provision of the ESPP that is inconsistent with any other provision of the ESPP; ii) a change to the vesting provisions of any share or the ESPP; iii) a change to the termination provisions of the ESPP; iv) amendments respecting the amount of, manner of payment of, suspension of or notice respecting a Participant’s contributions or shares contributed by the Corporation and all matters related thereto; v) the addition of a financial assistance provision; vi) a change to a financial assistance provision; vii) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX); viii) a change to the enrollment provisions of the ESPP; ix) revisions to the eligibility requirements of the ESPP including limiting or expanding the class of persons that may participate in the ESPP; x) a change to the method of allocation, acquisition and vesting of shares under the ESPP; xi) amendments respecting the treatment of dividends and voting rights; xii) a change to the settlement procedure and satisfaction of participant rights under the ESPP and all matters supplemental thereto; and xiii) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

PERFORMANCE GRAPH

The following performance graph compares the Corporation’s cumulative total shareholder return on common shares for the last five fiscal years beginning December 31, 2002 to December 31, 2007, with the cumulative total shareholder return on the S&P/TSX Composite Index and the AMEX Market Value (US and Foreign) Index.

	Dec 02	Dec 15/03	Dec 03	Dec 04	Dec 05	Dec 06	Dec 07
Claude Resources Inc.	100.00		145.95	87.84	77.70	116.22	93.92
AMEX Composite	100.00		143.18	175.20	215.26	257.04	299.37
S & P/TSX Composite	100.00		126.72	145.07	180.08	211.16	231.92
Claude Resources Inc. (AMEX)		100.00	109.09	70.13	64.29	95.45	90.26

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, executive officers or their respective associates or affiliates, were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

DIRECTORS' AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains a directors' and officers' liability insurance policy.  Coverage is limited to $10 million per occurrence and to an aggregate total of $10 million in each policy year subject to a deductible ($250,000 on Security claims) to be paid by the Corporation.  The annual premium is $106,000.

COMMUNICATION WITH THE BOARD OF DIRECTORS

Shareholders or other interested parties who wish to communicate with the Board should send their requests or communicate in writing to:  Claude Resources Inc., Board of Directors, c/o Corporate Secretary, 200, 224-4th Avenue South, Saskatoon, SK  S7K 5M5 or via e-mail to clauderesources@clauderesources.com, Attention:  Board of Directors.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.  However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com.  Financial information is provided in the Corporation’s consolidated financial statements and management’s discussion and analysis (MD & A) for its most recently completed financial year.

DIRECTORS' APPROVAL

The contents and the sending of this Information Circular has been approved by the Board of Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD OF DIRECTORS

Josef Spross Chairman	Rick Johnson, CA Vice President of Finance & Chief Financial Officer

Saskatoon, Saskatchewan
March 28, 2008

Appendix A

Corporate Governance Disclosure Required Under NI 58-101
1. Board of Directors (a) Disclose the identity of directors who are independent.

The Board has determined that five of the six directors are “independent” within the meaning of applicable laws, rules and regulations.  The five independent directors are Josef Spross, Ronald J. Hicks, Ted Nieman, J. Robert Kowalishin and Ray McKay.

(b) Disclose the identity of directors who are not independent, and describe the basis Chief Financial Officer for that determination.	Neil McMillan is the President and Chief Executive Officer of the Corporation and is therefore not independent.
(c) Disclose whether or not a majority of the directors are independent.	Five of six of the Corporation’s directors are independent.
(d)   If a director is presently a director of any  other issuer that is a reporting issuer (or  the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Such other directorships have been disclosed in the “Election of Directors” section of this Information Circular.
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.	At each of its meetings the Board and its Committees are given the opportunity to hold “in-camera” sessions.
(f) Disclose whether or not the chair of the board is an independent director.	Josef Spross, the Chairman of the Board, is an independent director.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record for each director is fully disclosed in the “Election of Directors” Section of the Information Circular.
2. Mandate of the Board of Directors Disclose the text of the board’s written mandate.	The Board’s mandate is attached to the Information Circular as Appendix B.
3. Position Description (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board Committee.	Position descriptions for the chair of the Board and each Board Committee chair have been developed and approved by the Board.

(b) Disclose whether or not the board and the CEO have developed a written position description for the CEO.	A written position description for the Chief Executive Officer has been developed and approved by the Board.
4.    Orientation and Continuing Education
(a)   Briefly describe what measures the board takes to orient new directors regarding the role of the board, its Committees and its directors and the nature and operation of the issuer’s business.

The Corporation has an orientation and education program in place for current and new directors.  All new directors receive a manual containing a record of historical public information about the Corporation, as well as the mandates of the Board, its Committees, and other relevant corporate and business information, including property tours.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors.	Continuing education opportunities are directed at enabling individual directors to maintain or enhance their skills and abilities as directors.
5.    Ethical Business Conduct

a)    Disclose whether or not the board has  adopted a written code for the directors, officers and employees.  If the board has  adopted a written code:

(i)    disclose how a person or company can  obtain a copy of the code;

(ii)   describe how the board monitors  compliance with its code, or if the board  does not monitor compliance, explain whether and how the board satisfies itself   regarding compliance with its code; and

(iii)   provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted written codes of ethics for  directors, officers and employees.  The complete text of these codes can be found at www.clauderesources.com and are available in print to any shareholder who requests them.

Annual compliance certification is required from each director, officer and employee.

No material change reports have been filed since the beginning of the Corporation’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Corporation’s Code of Ethics.

(b)    Describe any steps the board takes to  ensure directors exercise independent  judgment in considering transactions and  agreements in respect of which a director or executive officer has a material interest.
Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which the director has a conflict.
(c) Describe any other steps the board has taken to encourage and promote a culture of ethical business conduct.
The Board has approved a “whistle blower policy”, to promote, among other things, the disclosure and reporting of any questionable accounting or auditing matters, fraudulent or misleading financial information and violations of the Code of Ethics.

6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.

The process for identifying and recommending the nomination of new Board candidates has been set forth in the written mandate of the Nominating & Corporate Governance Committee.  The Committee will work with the Board to determine the competencies and skills the Board considers necessary to complement each existing director.

(b) Disclose whether or not the board has a nominating Committee composed entirely of independent directors	The Nominating & Corporate Governance Committee is independent.
(c) If the board has a nominating Committee, describe the responsibilities, powers, and operation of the nominating Committee.	The responsibilities, powers and operation of the Nominating & Corporate Governance Committee are as set out in the “Corporate Governance” section of the Information Circular.
7. Compensation (a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Director and officer compensation is established on the advice of independent consultants. As well, survey information on peer group mining companies is obtained from time to time.
(b) Disclose whether or not the board has a compensation Committee composed entirely of independent directors.	Each of the three directors who comprise the Human Resources & Compensation Committee are independent.
(c) If the board has a compensation Committee, describe the responsibilities, powers and operation of the compensation Committee.	A description of the Corporation’s Human Resources & Compensation Committee is fully disclosed in the “Corporate Governance” section of the Information Circular.
(d)   If a compensation consultant or advisor  has, at any time since the beginning of the issuer’s most recently completed financial  year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity  of the consultant or advisor and briefly  summarize the mandate for which they have been retained.

In 2007, the Corporation retained the services of AON Consulting Inc. to review the design, policies and plan of the corporate compensation program.  Further, they ensured that the compensation for executive management is competitive.

8.    Other Board Committees

     If the board has standing Committee other than the audit and nominating, corporate governance and compensation Committees, identify the  Committees and describe their function.
A description of the Corporation’s standing Committee’s is fully disclosed in the “Corporate Governance” section of the Information Circular
9.         Assessments

           Disclose whether or not the board, its  Committees and individual directors are  regularly assessed with respect to their effectiveness and contribution.  If  assessments  are regularly conducted, describe the process  used for the assessments.

Each year detailed questionnaires are completed that are designed to evaluate the effectiveness and contribution of the Board, the Committees and individual Directors.
The objective of the assessment is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement.

Appendix B

Claude Resources Inc.
Board of Directors Charter

I.	Purpose

The Board of Directors (the “Board”) of Claude Resources Inc. (the “Corporation”), elected by the Company’s shareholders, is responsible for the stewardship and oversight of the management of the Corporation and its business.  It’s primary responsibility is to ensure the long-term success of the Corporation consistent with its fiduciary responsibility to maximize shareholder value.  The Board may delegate certain of its responsibilities and authority to management and its Committees.

II.	Composition

The Board shall be comprised of that number of Directors as shall be determined from time to time by the Board, on recommendation of the Nominating & Corporate Governance Committee, in accordance with the Corporation’s articles and bylaws.

III.	Meetings

The time and place of the meetings shall be held and the calling of the meetings and procedure in all things at these meetings shall be determined by the Board in accordance with the Corporation’s articles, bylaws and applicable laws.  A majority of the members of the Board of Directors shall constitute a quorum.

The Chairman of the Board, in consultation with the appropriate members of Management, develops the agenda for Board Meetings.  Information and materials that are important to the Board’s understanding of the agenda items are distributed in advance of the meeting.

Board members are expected to attend the Annual Meeting of Shareholders and all meetings of the Board and committees, in person or via teleconference, on which they serve.  Directors must notify the Chairman of the Board of circumstances preventing attendance at a meeting.

IV.            Responsibilities and Duties

Managing the Affairs of the Board

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management and its committees and by reserving certain powers for itself.  Any responsibility not delegated to management or a committee of the Board remains with the Board.    Subject  to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

a)             planning its composition and size;
b)             selecting its Chair and approving the Chair’s position description;
c)             nominating candidates for election to the Board;
d)             determining independence of Board members;
e)	appointing committees of the Board, membership of directors thereon, and its Chair; and
f)	determining director compensation; and
g)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

Management and Human Resources

The Board has the responsibility for:

a)
the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

b)            approving a position description for the CEO;
c)	reviewing CEO performance at least annually, against agreed-upon written objectives;
d)	approving decisions relating to senior management, including the:
i)	appointment and discharge of officers of the Company and members of the senior leadership team;
ii)          compensation and benefits for members of the senior leadership team;
iii)	acceptance of outside directorships on public companies by executive officers;
iv)	monitoring annual corporate objectives utilized in determining incentive compensation or other awards to officers; and
e)	taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management.

Strategy and Plans

The Board has the responsibility to:

a)	participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;
b)	monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances;
c)            approve capital commitment and expenditure budgets and related operating plans;
d)            approve financial and operating objectives used in determining compensation;
e)            approve property divestitures and acquisitions of $1,000,000 or more.

Financial and Corporate Issues

The Board has the responsibility to:

a)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
b)            monitor operational and financial results;
c)	approve annual financial statements and related Management’s Discussion and Analysis, review quarterly financial results and approve the release thereof by management;
d)	approve the Management Information Circular, Annual Information Form, Form 40F and documents incorporated by reference therein;
e)             approve financings and issue and repurchase of shares, issue and redemption of debt securities;
f)              approve appointment and monitor independence of external auditors;
g)             approve banking resolutions and significant changes in banking relationships;
h)             approve appointments, or material changes in relationships with corporate trustees;
i)	approve all awards of stock, stock options and other incentive compensation awards and other compensation to executive officers pursuant to the Company’s executive plans and programs;
j)	approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;
k)           approve spending authority guidelines; and
l)	approve the commencement or settlement of litigation that may have a material impact on the Company;

Business and Risk Management

The Board has the responsibility to:

a)
take all reasonable steps to ensure that management has identified the principal risks of the Company’s business and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;

b)            review reports on capital commitments and expenditures relative to approved budgets;
c)            review operating and financial performance relative to budgets or objectives;
d)
receive, on a regular basis, reports from its committees on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and

e)
assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

Policies and Procedures

The Board has responsibility to:

a)	monitor compliance with all significant policies and procedures by which the Company is operated;
b)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
c)	provide policy direction to management while respecting their responsibility for day-to-day management of the Company’s businesses; and
d)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

Compliance Reporting and Corporate Communications

The Board has the responsibility to:

a)	take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;
b)	approve interaction with shareholders on all items requiring shareholder response or approval;
c)	take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
d)	take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;
e)	take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and
f)              report annually to shareholders on the Board’s stewardship for the preceding year.

General Legal Obligations of the Board of Directors

The Board is responsible for:

a)	directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;
b)	approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;
c)             approving the Company’s legal structure, name and logo.; and
d)	performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.